Exhibit 99.4

Chapter D – Additional Details About the Corporation

1.	Summary of the Quarterly Statements of Operations for the Year Ended December 31, 2009 (In NIS millions)

The quarterly financial statements were prepared to comply with the International Financial Reporting Standards (IFRS).

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	FY 2009	FY 2008
Revenues	2,791	2,872	2,924	2,932	11,519	11,015
Costs and expenses	1,992	2,054	2,049	2,452	8,547	8,375
Operating profit	799	818	875	480	2,972	2,640
Finance income (expenses), net	30	(1)	(16)	18	31	(140)
Earnings before Group equity in affiliates	829	817	859	498	3,003	2,500
Profit (loss) in affiliates	2	2	(12)	(26)	(34)	5
Earnings before income tax	831	819	847	472	2,969	2,505
Income tax	221	222	259	105	807	719
Earnings for period from ongoing activities	610	597	588	367	2,162	1,786
Earnings (loss) for the period for discontinued activities	(1)	(95)	1,475	-	1,379	(265)
Net earnings	609	502	2,063	367	3,541	1,521
Attributed to:
Shareholders of the Company	608	541	2,088	366	3,603	1,627
Non-controlling interests	1	(39)	(25)	1	(62)	(106)
Profit for the period	609	502	2,063	367	3,541	1,521

2.	Use of Proceeds from Securities with Reference to the Application of the Proceeds According to a Prospectus

No issue has been made on the basis of a Prospectus.

3.	List of Investments in Subsidiaries and Related Companies as at the Balance Sheet Date*

Company name	Name of holder	Class of Share	Number of shares	Total par value	Rate of holding in %		Adjusted balance sheet value in NIS millions*
Pelephone Communications Ltd.	The Company	Ordinary NIS 1	302,460,000	302,460,000	100%		3,571
Bezeq International Ltd.	The Company	Ordinary NIS 0.1	1,136,990,000	113,699,000	100%		709
DBS Satellite Services (1998) Ltd.1	The Company	Ordinary NIS 1	14,881	14,881	49.80%		1,185
Bezeq Online Ltd.	The Company	Ordinary NIS 1	1,070,000	1,070,000	100%		25
Bezeq Zahav (Holdings) Ltd.2	The Company	Ordinary NIS 1	999,999	999,999	100%		1,033
Walla! Communications Ltd.3	Bezeq International	Ordinary NIS 1	15,562,759	15,562,759	34.24	%4	0	5

* Stated in accordance with IFRS.

1
D.B.S. Satellite Services (1998) Ltd. includes an investment of NIS 1,165 million which was made by means of loans. Of this, NIS 44 million is in loans linked to the known CPI, NIS 47 million in loans linked to the known CPI and bearing 5.5% interest, and NIS 1,074 million is in loans linked to the known CPI and bearing 11% interest.

2	A loan was extended to the subsidiary Bezeq Zahav (Holdings) Ltd. for financing the purchase of Company debentures Series 4 and 5.

3
On the Tel Aviv Stock Exchange, the share price of Walla! on December 31, 2009 was 501 agorot. Walla! has 2,568,039 employee options that can be exercised for up to 2,568,039 shares in Walla! Communications, Ltd. according to the financial statements of  Walla! Communications, Ltd. dated February 24, 2010.

4	32.41% with full dilution.

5	Using the equity method, the value is NIS 34 million and is included in the financial statements of Bezeq International and not in the separate financial statement of the Company.

4.	Changes in Investments in Subsidiaries and Related Companies during the Reporting Period

Date of the change	Type of change	Company name	Reported amounts NIS millions
Jan-Dec 2009	Employee options	Pelephone Communications, Ltd.	8
Jan-Dec 2009	Employee options	Bezeq International, Ltd.	2
Jan-Dec 2009	Employee options	D. B. S.	5
Jan-Dec 2009	Declared dividend	Pelephone Communications, Ltd.	(425)
Jan-Dec 2009	Declared dividend	Bezeq International, Ltd.	(210)
Jan-Dec 2009	Reduce premium	Bezeq Zahav (Holdings), Ltd.	(7)
Jan-Dec 2009	Revaluation	Bezeq Zahav (Holdings), Ltd.	37
Jan-Dec 2009	Linkage differentials and interest	D. B. S.	198

5.	Revenues of Subsidiaries and Related Companies and Revenues of the Corporation from them as at the Report Date (In NIS millions)

Company name	Earnings (loss) before tax	Earnings (loss) after tax	Dividend	Management Fees	Interest
	NIS millions
Pelephone Communications Ltd.	1,180	875	425	0	2
Bezeq International Ltd.	271	200	210	0	0
DBS Satellite Services (1998) Ltd.	(222)	(222)	0	0	127
Bezeq On-line Ltd.	6.4	5	0	0	0.5
Bezeq Zahav (Holdings) Ltd.	0	0	0	0	46
Walla! Communications Ltd.*	29	20	5	0	0

* Walla! declared a dividend of NIS 15 million on June 29, 2009. NIS 5 million was received by Bezeq International.

6.	Stock Exchange Trading – Listed Securities – Dates and Reasons for Termination of Trading

In 2009, 54,682,019 Company shares were listed for trading due to options exercised from the option plan for employees in accordance with the outline dated March 25, 2007 and exercising of options from the option plan for senior employees dated December 25, 2007.

Below are dates and reasons for interruption of trading:

October 10, 2009 between 9:41 and 10:27, due to the Company’s notification that Ze’evi Communications Holdings, Ltd. had made an agreement to sell some of its shares.

August 10, 2009, between 11:29 and 12:15, because of the Company’s notification that Ze’evi Communications Holdings, Ltd. had made an agreement to sell some of its shares.

August 10, 2009, between 9:44 and 11:29, waiting for the Company’s notification that Ze’evi Communications Holdings, Ltd. had made an agreement to sell some of its shares.

August 9, 2009, between 10:39 and 11:25, because of the Company’s notification that the controlling shareholder had made an agreement with Citigroup Global to distribute some of its shares.

7.	A.	Remuneration to interested parties and executive officers

Following are details of the remuneration paid in 2009, as recorded in the financial statements for the reporting year, to each of the five highest-paid senior officers in the Company or in a corporation under its control, paid in connection to his service in the Company or a corporation under its control (cost to the employer on an annual basis):

Recipient					Remuneration for services (in NIS 000)							Other remuneration (in NIS 000)			Total (in NIS 000)
Name	Position	Employment basis	% holdings in the Company’s capital -shares	% holdings in the Company’s capital -options6	Salary	Bonus7	Share-based payment8	Management fee	Consultancy fee	Commission	Other	Interest	Rent	Other	Total
Shlomo Rodav	Chairman of Bezeq board of directors	Fulltime	-	0.33%	3,073	3,444	5,222	-	-						11,740
Abraham Gabbay	CEO Bezeq	Fulltime	0.001%	0.19%	2,484	2,1799	4,237	-	-						8,900
Gil Sharon	CEO Pelephone Communication, Ltd	Fulltime	-	0.19%	2,474	2,13010	4,237	-	-						8,841
Alan Gelman	Bezeq Deputy CEO and CFO	Fulltime	-	0.13%	2,284	1,142	3,551	-	-						6,978
Yitzhak Benvenisti	CEO Bezeq International Ltd	Fulltime	-	0.09%	1,513	96011	2,016	-	-						4,489

6
Options allotted in accordance with an option plan for senior managers and employees (2007) of the Company. The calculation assumes full exercise and does not consider the cashless exercise mechanism included in the plan.

7
The bonus is for 2009 and not yet been paid to the senior officers. Furthermore, the bonus for 2009 for the chairman of the board of directors requires approval from the Company's general meeting of shareholders. In addition, as a result of the changes expected in control of the Company, on December 31. 2009, the Board of Directors, approved adoption of the retention plan for the senior executives in the Company as reported in an immediate notification of the Company on that day. Accordingly, the CEO of the Company, CEO of Pelephone and the CEO of Bezeq International were granted a retention grant equivalent to nine monthly salaries, according to their value in December 2009. The cost of the salaries stated here includes the retention grant, which was paid to the CEOs as a loan in January 2010.

8
According to Black and Scholes value on the allocation day. This amount is the relative value for share-based remuneration for options that were recognized in the financial statements for the reporting year (including amortization of 5% for possibility of forfeiture of the options if conditions of the vesting period are not met, for the CEO of the Company, CEO of Pelephone, Deputy CEO and CFO, and the CEO of Bezeq International).

9
As a result of the changes expected in control of the Company, on December 31, 2009, the Board of Directors, approved adoption of the retention plan for the senior executives in the Company as reported in an immediate notification of the Company on that day. Accordingly, the CEO of the Company, CEO of Pelephone and the CEO of Bezeq International were granted a retention grant equivalent to nine monthly salaries, according to their value in December 2009. The bonus listed here does not include the retention grant, which was paid to the CEOs as a loan in January 2010.

10	See note 9, above.

11	See note 9, above

A.  Shlomo Rodav is employed by the Company as active chairman of the Board of Directors under a personal employment agreement dated April 29, 2008. The agreement has been valid since September 4, 2007 which is the date on which he started working as chairman of the Company's board of directors. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 12 months’ notice (from the Company) and 6 months’ notice (from Chairman). The Chairman’s salary is linked to the CPI. On June 1, 2008, 9,000,000 option warrants were allotted to the Chairman at an exercise price of NIS 6.4405 (adjusted for distribution of a dividend). The Black and Scholes value of all the options allotted to the Chairman is NIS 16.807 million. The options were divided into 12 (twelve) equal portions; the first portion vested after three months from the grant date, and another portion vests every three months thereafter, so that all the option warrants vest gradually over a period of three years from the grant date. As of this report date, 6,750,000 of the options have vested12.

Changes in remuneration instituted in the reporting year: On May 3, 2009, The General Meeting of the Company’s shareholders approved a bonus for 2008 for the Chairman of the Board pursuant to his employment agreement, dated June 1, 2008, equivalent to 18 monthly salaries, for a total of NIS 3,244,935.

In accordance with the Chairman’s employment agreement, as approved by the General Meeting of the Company's shareholders on June 1, 2008 and as reported in the Company's immediate report dated April 18, 2008, the amount of the annual bonus to which the Chairman is entitled, if it is decided to grant it, will amount to between six and eighteen monthly salaries.

On March 2, 2010 the Company’s Board of Directors decided (after the matter was approved by the Compensation Committee and the Audit Committee of the Company) to approve the maximum bonus pursuant to his employment agreement, which is equivalent to eighteen monthly salaries according to their value in December 2009, for a total of NIS 3,444,480. This bonus was approved as a sign of great appreciation for the Chairman’s achievements in 2009. During 2009, the Chairman continued to work in a professional and thorough manner while leading the Group to impressive achievements during a period in which the Israeli and international economies suffered from difficult economic crises. This is expressed by the Group’s excellent financial results for 2009, even in comparison to last year’s financial results. The Chairman led important processes in the Group, including creation of a group strategy, stabilizing and improving the working interface with the management of the Company and its subsidiaries, as well as constant improvement in the effectiveness of the Board of Directors in both the company and its subsidiaries. The Audit Committee and the Board of Directors examined comparative data the accepted level of bonuses for chairmen of companies of similar size, with the assistance of the survey prepared by Professor Moshe Zviran. The bonus approved for the Chairman is within the range of bonus amounts presented in the survey, at the upper level of the range. In the opinion of the Audit Committee and the Board of Directors, this amount is reasonable considering the circumstances.

The bonus is subject to approval of the General Meeting of the Company’s shareholders

B.  Abraham Gabbay is employed by the Company as CEO, under a personal employment agreement dated July 19, 2007. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 6 months’ notice. Mr. Gabbay’s salary is linked to the CPI.

On February 4, 2008, 5,250,000 option warrants13 were allotted to the CEO at an exercise price of NIS 5.50 (adjusted for distribution of a dividend). The Black and Scholes value of all the options allotted to the CEO is NIS 14.25 million.

12
The option warrants are exercisable from the end of the vesting period of each portion of option warrants until four years have elapsed from the grant date of the option warrants. In the event that the Company initiates the termination of the Chairman’s service on any date after one year from the grant date has elapsed, the vesting of all the option warrants will be accelerated and they will be exercisable on the date of termination of his service. In this case, the exercise period of the options will end 90 days from termination of his service or at the end of the exercise period, whichever is the earlier, and they will expire at the end of mentioned period. The option remuneration is granted in accordance with the option plan for senior managers and employees (2007) as reported in the Company's immediate report dated December 25, 2007 (in accordance with the plan 65,000,000 option warrants may be granted which are exercisable in up to 65,000,000 Company shares) and in accordance with a material private placement report to the chairman of the board of directors as approved by the General Meeting of the Company's shareholders on June 1, 2008 and as reported in the Company's immediate report dated April 18, 2008.

13
One-third of the option warrants vest after one calendar year elapses after the grant date, another third of the option warrants vest after two calendar years elapse from the grant date and the final third of the option warrants vest after three calendar years elapse from the grant date. The option warrants are exercisable from the end of the vesting period of all the option warrants until five years elapse from the vesting date of the third portion. The option remuneration is granted in accordance with the option plan for senior managers and employees (2007) (in accordance with the plan 65,000,000 option warrants may be granted which are exercisable into up to 65,000,000 Company shares) and in accordance with a material private placement report for the company's CEO as reported in the Company's immediate report dated December 25, 2007.

Considering the transfer expected in control of the Company14, on December 31, 2009, the Board of Directors, approved adoption of the retention plan for the CEO, as reported in an immediate notification of the Company on that day. Accordingly, the CEO of the Company was granted a retention grant equivalent to nine monthly salaries, which was given to the CEO as a loan in January 2010. Entitlement to the grant will vest if the CEO does not give notice of his resignation prior to December 31, 2010. Similarly, the options agreement was amended so that in the event of termination (but not resignation) within one year (instead of six months) after the change in control, the vesting of options that have not vested yet at the time of his termination will be accelerated.

On March 2, 2010 the Company’s Board of Directors decided (after the matter was approved by the Compensation Committee and the Audit Committee of the Company) to approve a bonus for the Company’s CEO for 2009, which is 116.6% of the CEO’s annual salary, equal to NIS 2,178,596. Approval of the bonus is based on (1) percentage of the CEO’s compliance with the target set for him by the Board in 2009 (EBITDA target according to unconsolidated financial statements and NGN target), and (2) an additional bonus (that brings the total to the aforementioned amount) above the formula that was determined by the compensation plan, which was set at the discretion of the Board of Directors. The bonus was approved as a sign of appreciation for the CEO’s achievements during 2009, when he successfully led the Company to very good operating and financial results, while improving the organizational culture and continuing the streamlining process, all despite working in a competitive market with difficult regulatory constraints. The Audit Committee and the Board of Directors did not find it appropriate to examine comparative figures, beyond the limited number that were available to the public at the time that the bonuses for 2009 were discussed, which were presented to the Audit Committee and the Board of Directors and from which it emerges that the bonus is in the upper range of bonuses that were presented (although not the highest). In the opinion of the Board, the amount is reasonable under the circumstances.

C. Gil Sharon is employed by the subsidiary Pelephone Communication Ltd. (hereinafter, “Pelephone”) as CEO, under a personal employment agreement dated January 19, 2006. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 12 months’ notice (from Pelephone) and 6 months’ notice (from the CEO of Pelephone).  The CEO of Pelephone’s salary is linked to the CPI.

On February 4, 2008, 5,250,000 option warrants15 were allotted to the CEO of Pelephone at an exercise price of NIS 5.50 (adjusted for distribution of a dividend). The Black and Scholes value of all the options allotted to the CEO of Pelephone is NIS 14.25 million.

Considering the transfer expected in control of the Company16, on December 31. 2009, the Board of Directors, approved adoption of the retention plan for the senior executives in the Company including the CEO of Pelephone, as reported in an immediate notification of the Company on that day. Accordingly, the CEO of Pelephone was granted a retention grant equivalent to nine monthly salaries, which was given to the CEO of Pelephone as a loan in January 2010. Entitlement to the grant will invest if the CEO of Pelephone does not give notice of his resignation prior to December 31, 2010. Similarly, options agreement was amended so that in the event of termination (but not resignation) within one year (instead of six months) after the change in control, the vesting of options that have not vested yet at the time of his termination will be accelerated.

On March 2, 2010 the Company’s Board of Directors decided (after the matter was approved by the Compensation Committee and the Audit Committee of the Company) to approve a bonus for the CEO of Pelephone for 2009, which is 114% of annual salary for 2009, equal to NIS 2,130,017. Approval of the bonus is based on (1) percentage of the CEO of Pelephone’s compliance for the target set for him by the Board in 2009 (EBITDA target for Pelephone and other managerial targets). (2) An additional bonus (that brings the total to the aforementioned amount) above the formula that was determined by the compensation plan, which was set at the discretion of the Board of Directors. The bonus was approved as a sign of appreciation for the achievements of Pelephone’s CEO during 2009, primarily leading Pelephone to very good operating and financial results, launching the HSPA network and strengthening the company’s status in the cellular market. The Audit Committee and the Board of Directors did not find it appropriate to examine comparative figures, beyond those the limited number that were available to the public at the time of the discussion, which were presented to them and from which it emerges that the bonus is in the upper range of bonuses that were presented (although not the highest). In the opinion of the Board, the amount is reasonable under the circumstances.

14
On October 25, 2009, Ap. Sb. Ar., the controlling shareholder in the Company notified the Company that it entered into an agreement with 012 Smile Communications, Ltd. (hereinafter, “012 Smile”) to sell, outside the Stock Exchange, approximately 30.6% of the issued and paid share capital of the Company. Completion of the transaction is dependent on receiving the legally required regulatory permits no later that April 26, 2010, including the following permits: agreement of the Ministry of Communications to the transaction (including permits for control); permit of the Restraint of Trade Commissioner for the transaction; approval of the Prime Minister and Minister of Communications according to the Communications Law (Telecommunications and Broadcast) 5742-1982 and provisions of the Communications Order (Telecommunications and Broadcast) (Determination of Essential Service Provided by Bezeq: The Israel. Telecommunication Corp., Limited) 5757-1997; and any other permit or approval required by law.

15	See Note 13, above.

16	See Note 14, above.

D. Alan Gelman is employed by the Company as the deputy CEO and CFO under a personal employment agreement dated November 29, 2007. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 6 months’ notice. The salary of the deputy CEO and CFO is linked to the CPI.

On March 7, 2008, 3,500,000 option warrants17 were allotted to the deputy CEO and CFO at an exercise price of NIS 5.50 (adjusted for distribution of a dividend). The Black and Scholes value of all the options allotted to Mr.Gelman is NIS 10.518 million.

On March 2, 2010 the Company’s Board of Directors decided (after the matter was approved by the Compensation Committee and the Audit Committee of the Company) to approve a bonus for the deputy CEO and CFO for 2009, equal to 68.8% of his annual salary, equal to NIS 1,165,343. Approval of the bonus is based on compliance with the following targets: net earnings of Bezeq Fixed line, investor relations targets, and various administrative targets.

E.  Yitzhak Benvenisti is employed as CEO of the subsidiary Bezeq International Ltd. (hereinafter, “Bezeq International”) under a personal employment agreement dated July 1, 2007. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 3 months’ notice. The salary of the CEO of Bezeq International is linked to the CPI.

On February 4, 2008, 2,500,000 option warrants18 were allotted to the CEO of Bezeq International at an exercise price of NIS 5.50 (adjusted for distribution of a dividend). The Black and Scholes value of all the options allotted to the CEO of Bezeq International is NIS 6.786 million.

Considering the changes expected in control of the Company19, on December 31, 2009, the Board of Directors, approved adoption of the retention plan for the senior executives in the Company including the CEO of Bezeq International, as reported in an immediate notification of the Company on that day. Accordingly, the CEO of Bezeq International was granted a retention grant equivalent to nine monthly salaries, which was given to the CEO of Bezeq International as a loan in January 2010. Entitlement to the grant will vest if the CEO of Bezeq International does not give notice of his resignation prior to December 31, 2010. Similarly, options agreement was amended so that in the event of termination (but not resignation) within one year (instead of six months) after the change in control, the vesting of options that have not vested yet at the time of his termination will be accelerated.

On March 2, 2010 the Company’s Board of Directors decided (after the matter was approved by the Compensation Committee and the Audit Committee of the Company) to approve a bonus for the CEO of Bezeq for 2009, which is 80% of his annual salary, equal to NIS 960,000. Approval of the bonus is based on compliance with the EBITDA target, pursuant to Bezeq International’s financial statements for 2009.

Interested parties who receive remuneration from the Company

Rami Nomkin, an employee director, who serves as manager of the sales department, has been employed by the Company as a permanent employee since 1966 when he transferred from the Ministry of Communications. All the remuneration paid to Mr. Nomkin is on account of his being a Company employee and not for his service as a Company director. Mr. Nomkin’s total salary is NIS 571 thousand for 2009 and is linked to the professional salary tables. This salary includes a bonus for 2009 of NIS 19 thousand, which has not yet been paid, and which was determined in accordance with the criteria for all the Company's employees which are based on the Company's EBITDA results.

17
One-third of the option warrants vest after one calendar year elapses after the grant date, another third of the option warrants vest after two calendar years elapse from the grant date and the final third of the option warrants vest after three calendar years elapse from the grant date. As of the date of this report, one-third of the deputy CEO and CFO’s options has vested. The option warrants are exercisable from the end of the vesting period of all the option warrants until five years elapse from the vesting date of the third portion. The option remuneration is granted in accordance with the option plan for senior managers and employees (2007) (in accordance with the plan 65,000,000 option warrants will be granted which are exercisable into up to 65,000,000 Company shares) and in accordance with a material private placement report to the Company's CEO as reported in the Company's immediate report dated December 25, 2007.

18	See Note 13, above.

19	See Note 14, above.

Yehuda Porat, an employee director, serves as manager of the Company's security and safety department and is employed by the Company under a personal employment agreement dated October 29, 2007 (which was updated in May 2009). The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 3 months’ notice. All the remuneration (including options as set forth below) paid to Mr. Porat is on account of his being a Company employee and not for his service as a Company director. Mr. Porat’s salary is linked to the CPI. Mr. Porat’s total salary for 2009 is NIS 879 thousand. This salary includes a bonus for 2009 (which has not yet been paid) of NIS 90 thousand, which is subject to approval from the General Meeting of Company shareholders which has not yet been convened. The bonus is determined in accordance with compliance with targets and the opinion of a manager.

On the basis of the material private placement report to a director, 100,000 options were an allotted to Mr. Porat, at an exercise price of NIS 5.9703 (adjusted for distribution of a dividend), as approved by the General Meeting of the Company’s shareholders on May 3, 2009 and as reported in an immediate notification on  January 21, 2009. The Black and Scholes value of all the options allotted to Mr. Porat is NIS 297,000.20

Remuneration of two external directors is in accordance with the maximum tariffs (for an external director with expertise) determined in the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director), 2000, linked to the CPI as determined in mentioned regulations and which was updated in accordance with an amendment which took effect on March 6, 2008 and which was approved by the General Meeting on June 1, 2008. The remuneration for 2009 for Dr. Eyal Yaniv (who completed his term on January 31, 2010) is NIS 349,122 and for Mr. Yitzhak Edelman (who was appointed for three years from January 31, 2008) is NIS 355,757 (including the reimbursement of travel expenses as approved by the General Meeting of the Company's shareholders on September 28, 2008 and which was reported in the Company's immediate report on that date).

On February 4, 2010, the General Meeting of the Company's shareholders approved the appointment of Mr. Mordechai Keret as an external director to replace Mr. Yaniv. Mr. Keret will be entitled to the same conditions that Mr. Yaniv received prior to his departure and are received by the other external director, Mr. Yitzhak Edelman.

Management fees for Ap. Sb. Ar.  - For 2009 – NIS 4,692 thousand. On September 28, 2008, the General Meeting of the Company's shareholders approved an extension of the agreement to provide management and consultancy services with Ap. Sb. Ar. Cayman L.P a corporation connected with Ap. Sb. Ar. Holding Ltd., a controlling shareholder in the Company, for an additional three-year period from January 1, 2009 until December 31, 2011, in consideration of US$ 1.2 million per annum, under the same conditions as the original agreement, as set forth in the immediate report published by the Company on August 13, 2008 pursuant to the securities regulations. In respect of this matter, see also Note 30(G) to the financial statements.

20
One third of the option warrants vests one calendar year after the grant date, another third of the option warrants vests two calendar years after the grant date, and another third of the option warrants vests three calendar years after the grant date. The option warrants are exercisable commencing form the end of the vesting period of each portion until five years after the vesting date of the third portion.

8.	Shares and Convertible Securities Held by Interested Parties in the Corporation, a Subsidiary or a Related Company, as Close as Possible to the Report Date [update]

	Name of holder	Type of security	Number of convertible securities ratio 1:1	Number of Shares NIS1 n.v. each	Percentage of holding of control and equity	Number of NIS 1 n.v. shares fully diluted	Rate of holdings fully diluted
1.	Ap. Sb. Ar. Holdings Ltd. through Romema Investments Co. Ltd.	Ordinary		814,211,545	30.60%	814,211,545	29.70%
2.	Amitim (senior pension funds under special management)	Ordinary		190,251,407	7.15%	190,251,407	6.94%
3.	Shlomo Rodav (chairman of the board of directors)21	Ordinary	9,000,000		0.00%	9,000,000	0.33%
5.	Ran Gottfried (director	Ordinary		12,000	0.00%	12,000	0.00%
6.	Avi Gabbay22 (CEO)	Ordinary	5,250,000	20,600	0.001%	5,270,600	0.19%
7.	Rami Nomkin23 (director)	Ordinary	39,862		0.00%	39,862	0.00%
8.	Yehuda Porat24 (director)	Ordinary	119,712		0.00%	119,712	0.00%

21
Options allotted to the Chairman of the Board of Directors in accordance with a material private placement report of April 18, 2008 with the approval of the General Meeting which was convened on June 1, 2008.

22	On February 4, 2008, 5,250,000 options were allotted to the CEO in accordance with the private placement report of December 25, 2007.

23
Options allotted to the employee director according to an outline dated November 15, 2005 and under an outline for employees dated February 22, 2007, subject to the approval of the General Meeting which took place on December 26, 2007.

24
Options allotted to the employee director according to an outline for employees dated February 22, 2007, approved by the General Meeting which took place on December 26, 2007. In addition on January 21, 2009 the Company's board of directors approved an allotment of 100,000 additional options which were approved by from the General Meeting of the Company's shareholders on May 3, 2009.

9.	Registered Capital, Issued Capital and Convertible Securities

•	Registered capital 2,749,000,000 shares of NIS 1 par value each.

•	Issued and paid capital, as of this report date, 2,660,705,053 shares of NIS 1 par value each, having equal rights.

•
78,151,368 exercisable options to employees for Company shares of NIS 1 par value each, in accordance with an outline dated February 22, 2007, were allotted on March 25, 2007 (including 59,574 options to two directors from the employees, which were allotted on January 2, 2008 in accordance with a private placement report dated October 29, 2007). As of this report date, 55,314,391 of the employees’ options had been exercised for shares of NIS 1 n.v. each.

•
In accordance with the option plans for senior managers and employees (2007) (on the basis of which 65,000,000 option warrants were allotted which the Company earmarked for exercise into up to 65,000,000 Company shares), as at the date of this report 59,383,333 options were allotted to employees for Company shares of NIS 1 par value each, of which 733,331 were exercised as of this report date.

•	There are no dormant shares.

10.	Registered Address of the Corporation

Address: 132 Menahem Begin Street, Azrieli Center (The Triangular Tower), Tel Aviv.

Telephone 1:  03-626-2200; Telephone 2: 03-626-2201; Fax: 03-626-2209

Email: linoryo@bezeq.co.il (Company Secretary)

11.	Directors of the Corporation

A.	(1) Name: Shlomo Rodav ID no. 030596860

(2)	Date of Birth: October 27, 1949

(3)	Address: 5 Kerem Hazeitim St., Savion

(4)	Citizenship: Israeli

(5)	Membership of Board of Directors Committees: Chairman of the Security Committee.

(6)	External Director: No

(7)	Employee of the corporation, a subsidiary, related company or interested party: Yes

The director is Chairman of the Board of Directors (as of September 4, 2007).

(8)	Date of start of tenure as a director: September 4, 2007

(9)	Education and employment during the past five years and details of the corporations in which he serves as director:

BA (Economics), Tel Aviv University.
MBA, Columbia University.
2003-2005 – chairman of the board of directors and CEO (2004-2005) of Gilat Satellite Networks Ltd.
1990-2007 – CEO and/or director and/or chairman of the board of directors of Kror Holdings Ltd. / Yafaora-Tavori Ltd. / Yafaora Ltd. / Tefogen Industries Ltd. / Whist Management Israel Ltd. / InirU Israel Ltd. / InirU Wireless Inc. / the Israel Shipping & Supply Corporation Ltd. / Nimphaea A.A. Ltd. / Turel Investments Ltd. Since August 2007, not acting as CEO and/or chairman of the board of directors of any of the above companies.
Chairman of the board of:
Bezeq International Ltd.
Pelephone Communications Ltd.
DBS Satellite Services (1998) Ltd.
Bezeq Online Ltd.
Walla! Communications Ltd.
Bezeq Zahav (Holdings) Ltd.
Member of the board of DBS Satellite Services (1998) Ltd.

(10)	Related to an interested party in the Corporation: No

(11)	The Company considers the director to have accounting and financial expertise.

B.	(1) Name: Yitzhak Edelman ID no. 50066174.

(2)	Date of Birth: July 1, 1950

(3)	Address: 4 Duchifat St., Tel Mond.

(4)	Citizenship: Israeli

(5)	Membership of Board of Directors Committees: Audit Committee, Balance Sheet Committee

(6)	External Director: Yes.

(7)	Employee of the corporation, a subsidiary, related company or interested party: No

(8)	Date of start of tenure as director: February 1, 2008

(9)	Education and employment during the past five years and details of the corporations in which he serves as director:

BA (Accounting and Economics), Tel Aviv University.
2005-2007 – Deputy CEO and VP Finances at Ness Technologies Ltd.
1996-2005 – Director of Finance Division at Cellcom.
Director of:

(10)	Related to an interested party in the Corporation: No

(11)	The Company views the director as having accounting and finance expertise

C.	(1)	Name: Ran Gottfried	ID no. 006357206.

(2)	Date of Birth: August 20, 1944

(3)	Address: 64 Pinkas Street, Tel Aviv

(4)	Citizenship: Israeli

(5)	Membership of Board of Directors Committees: Audit Committee, Security Committee

(6)	External Director: No

(7)	Employee of the corporation, a subsidiary, related company or interested party: No

(8)	Date of start of tenure as director: November 24, 2005

(9)	Education and employment during the past five years and details of the corporations in which he serves as director:

Completed two years undergraduate degree studies in Economics and Social Sciences at Tel Aviv University.
From 2006 – 2009 – chairman of Power Paper Ltd.
From 2004 - 2006 – chairman of Careline-Neca
2003 – November 2005 CEO and partner, Magnolia Export Logistics Ltd.
2001 - November 2005 Chairman of the Board of Magnolia Silver Jewelry Ltd.
2000 - 2002 – Strategic adviser to cosmetic companies abroad.
1998 - 2000 – CEO and partner of NewPharm.
1995 - 2000 – CEO and partner of April Ltd.
Director of:
2003-2005 Director of Agis
Since 2006 Director of Frigo

(10)	Related to an interested party in the Corporation: No

D.	(1)	Name: David Gilboa	ID no. 51212587.

(2)	Date of Birth: May 2, 1952

(3)	Address: 9 Nahar Yarden St., Kiryat Ono

(4)	Citizenship: Israeli

(5)	Membership of Board of Directors Committees: Balance Sheet Committee

(6)	External Director: No

(7)	Employee of the corporation, a subsidiary, related company or interested party: No

Accountant and Adviser of Moshe Arkin???????????

(8)	Date of start of tenure as a director: September 19, 2007

(9)	Education and employment during the past five years and details of the corporations in which he serves as director:

BA (Economics & Accounting), Tel Aviv University.
May 2008 – partner and senior manager in David Gilboa and Co., Accountants
2000 -2008: senior partner / manager – Chaikin, Cohen, Rubin and Gilboa, Certified Public Accountants.
Director of:
Bezeq International Ltd.
Bezeq Online Ltd.
David Gilboa & Co., Accountants
Gadad Consultancy and Investments (2006) Ltd.

(10)	Related to an interested party in the Corporation: No

(11)	The Company views the director as having accounting and finance expertise.

E.	(1)	Name: Michael Grabiner	Passport No.: 099096227

(2)	Date of Birth: August 21, 1950

(3)	Address: 35 Uphill Rd., London NW7 4RA, UK

(4)	Citizenship: British

(5)	Membership of Board of Directors Committees: No

(6)	External Director: No

(7)	Employee of the corporation, a subsidiary, related company or interested party: Business consultant to Apax Partners LLP.

(8)	Date of start of tenure as a director: June 21, 2006

(9)	Education and employment during the past five years and details of the corporations in which he serves as director:

MA Economics and Politics, Cambridge University.
Partner, Apax Partners LLP (2002-2009)
Director of:
Partnerships for Schools Ltd
Pelephone Communications Ltd
Bezeq International Ltd
Ap. Sab. Ar. Cayman Ltd.

(10)	Related to an interested party in the Corporation: Brother of director Steven Grabiner

F.	(1)	Name: Steven Grabiner	Passport No.: 024558479

(2)	Date of Birth: September 30, 1958

(3)	Address: 33 Jermyn St., London SW1Y 6DN, UK

(4)	Citizenship: British

(5)	Membership of Board of Directors Committees: No

(6)	External Director: No

(7)	Employee of the corporation, a subsidiary, related company or interested party:

Partner of Apax Partners LLP, and head of Media Sector at Apax.

Acted as a director of the Company in the past, between October 11, 2005 and March 8, 2006, and acted several times as an alternate director.

(8)	Date of start of tenure as a director: September 4, 2007

(9)	Education and employment during the past five years and details of the corporations in which he serves as director:

MBA, Manchester University.
Director of: Apax Partners Europe Managers Ltd
Apax Partners LLP
Cloverhawk Ltd
ISC (International Sportsworld Communicators
Ap. Sab. Ar. Holdings Ltd
Yellow Green Finance & Investment Ltd
Purple Green Project & Investment Ltd

(10)	Related to an interested party in the Corporation: Brother of director Michael Grabiner

H.	(1)	Name: Zehavit Cohen	ID no. 058344797.

(2)	Date of Birth: November 16, 1963

(3)	Address: 4 Berkowitz St., Museum Tower, Tel-Aviv.

(4)	Citizenship: Israeli

(5)	Membership of Board of Directors Committees: Member of Audit Committee

(6)	External Director: No

(7)	Employee of the corporation, a subsidiary, related company or interested party: CEO of Apax Partners Israel Ltd.

(8)	Date of start of tenure as a director: June 21, 2006

(9)	Education and employment during the past five years and details of the corporations in which she serves as director:

BA Accounting, Duquesne University
MBA Finance – Wharton School of Business, University of Pittsburgh
MA ABD Accounting, Wharton School of Management, University of Pennsylvania
From 1998 – Lecturer in Finance and Accounting, Wharton School of Management, University of Pennsylvania
From 1998 – Deputy CEO and Chief Financial Officer, IDB Development Company Ltd.
From 2003 - Chief Financial Officer, IDB Holdings Company Ltd.
From 1998 – Deputy CEO and Chief Financial Officer, IDB Holdings Company Ltd.
From 2006 – CEO, Apax Partners Israel, Ltd.
Director of:
Tnuva Food Industries - Agricultural Cooperative Association in Israel Ltd.
Tnuva Cooperative Center for the Marketing of Agricultural Produce in Israel Ltd.
Yellow Green Finance & Investment Ltd.
Purple Green Project & Investment Ltd.
Ap. Ms. Tn. Holdings Ltd.
Am. Tn. Ap. P. Ltd.
Ap. Tn. Ltd.
Genetrix
Mabat – Fresh Meat Ltd.

(10)	Related to an interested party in the Corporation: No

(11)	The Company views the director as having accounting and finance expertise.

I.	(1)	Name: Rami Nomkin	ID no. 042642306.

(2)	Date of Birth: January 14, 1949

(3)	Address: 126 Mohliver Street, Yahud

(4)	Citizenship: Israeli

(5)	Membership of Board of Directors Committees: Balance Sheet Committee

(6)	External Director: No

(7)	Employee of the corporation, a subsidiary, related company or interested party: The director is manager of the sales department.

(8)	Date of start of tenure as director: January 17, 2007

(9)	Education and employment during the past five years and details of the corporations in which he serves as director:

High School Education
From 2009 - manager of Bezeq’s sales department.
From 2001 - Business Center Manager at Bezeq Business
Until October 11, 2005 served as employee director.
Director of other corporation: No

(10)	Related to an interested party in the Corporation: No

J.	(1)	Name: Arieh Saban	ID no. 064902083.

(2)	Date of Birth: May 2, 1947

(3)	Address: 59 Kaplan Street, Herzliya

(4)	Citizenship: Israeli

(5)	Membership of Board of Directors Committees: No

(6)	External Director: No

(7)	Employee of the corporation, a subsidiary, related company or interested party: No

(8)	Date of start of tenure as director: October 11, 2005

(9)	Education and employment during the past five years and details of the corporations in which he serves as director:

From 2001 – partner in the Fox Kids Channel. He sold all his holdings in December 2002.
For 15 years distributed and marketed children’s television programs through Israel Audio Visual Corp.
Director of:
Bezeq International Ltd.
D.B.S. Satellite Services, Ltd.
Keshet Broadcasting Ltd.

(10)	Related to an interested party in the Corporation: Yes

Brother of Haim Saban. Haim Saban is the controlling shareholder of SCG Israel Ventures LLC, which holds 45% of the capital and 40.5% of the voting rights in Ap. Sab. Ar. Holdings Ltd. Ap. Sab. Ar. Holdings Ltd. holds 30% of the Company's share capital (which is held in trust by Romema Investment Company Ltd.).

K.	(1)	Name: Menahem Inbar*	ID no. 000483982

(2)	Date of Birth: September 3, 1948

(3)	Address: 5 Hagilad St., Ramat Gan

(4)	Citizenship: Israeli

(5)	Membership of Board of Directors Committees: Remuneration, Organization and Administration Committee

(6)	External Director: No

(7)	Employee of the corporation, a subsidiary, related company or interested party:

The Director assists Moshe Arkin, an interested party in the Company, with management of his investments.

(8)	Date of start of tenure as director: October 11, 2005

(9)	Education and employment during the past five years and details of the corporations in which he serves as director:

BA Social Sciences, Bar Ilan University.
MA Law, Bar Ilan University.
Since 2000 – managing partner at Schifman-Inbar Ltd.
Director of:
DBS Satellite Services (1998) Ltd.
Pelephone Communications Ltd.
Arkin Communications Ltd.
Schifman-Inbar Ltd.
Carmel Investment Group Ltd.
MCS Medical Corporation Ltd.
OIS Ophthalmic Imaging
U.M. Accelmed
Exalenz Bioscience Ltd.
Sphera Global Healthcare
Poalei Agudat Israel Bank Ltd.
HealOr Ltd.

(10)	Related to an interested party in the Corporation: No

(11)	The Company views the director as having accounting and finance expertise.

*	The director holds 3% of the shares of Arkin Communications Ltd. which owns 10% of the equity and 19.5% of the voting rights in Ap. Sab. Ar. Holdings Ltd.

L.	(1)	Name: Yehuda Porat	ID no. 059769455

(2)	Date of Birth: February 18, 1968

(3)	Address: 2 Mevo Haro’im, Har Adar 90836

(4)	Citizenship: Israeli

(5)	Membership of Board of Directors Committees: (Observer on Security Committee pending amendment of articles of association and license).

(6)	External Director: No

(7)	Employee of the corporation, a subsidiary, related company or interested party: Manager of the Security, Safety and Emergency Department of the Company.

(8)	Date of start of tenure as director: January 17, 2007

(9)	Education and employment during the past five years and details of the corporations in which he serves as director:

LL.B., Kiryat Ono Academic College.
Practical Electronic Engineer, Bezeq College, Jerusalem
Member of the Israel Bar Association
Bugging Location and Detection course given by an external advisor to the Security Services
Bugging Detection course – R.E.I., USA
Basic Data Protection for Security Officers course – Israel Security Agency (ISA)
Interrogation course – ISA
IT Systems Security – ISA
Critical computer systems security course – ISA
Advanced course in protecting computerized systems from information warfare – ISA
Directors in Private and Public Companies course - The Israeli Center for Management
Advanced Directors course - The Israeli Center for Management
Analysis of Financial Reports and Corporate Value Assessment course - The Israeli Center for Management
Qualified Mediator course – Israel Bar Association
1999-2007 Manager of Bezeq’s Bugging Detection and Special Jobs Department
2007-present Manager of Bezeq’s Security, Safety and Emergency Department
Until October 11, 2005 served as employee director

(10)	Director of other corporation: No

(11)	Related to an interested party in the Corporation: No

M.	(1)	Name: Adam Chesnoff*	ID no. 022113597.

(2)	Date of Birth: November 15, 1965

(3)	Address: 10100 Santa Monica Blvd. Los Angeles, California 90067, U.S.A

(4)	Citizenship: Israeli and American

(5)	Membership of Board of Directors Committees:

(6)	External Director: No

(7)	Employee of the corporation, a subsidiary, related company or interested party:

Is a director of SCG Israel Ventures LLC, which holds 45% of the capital and 40.5% of the voting rights in Ap. Sab. Ar. Holdings Ltd. Ap. Sab. Ar. Holdings Ltd. holds 30.61% of the share capital of the Company (which is held in trust by Romema Investment Company Ltd.). The director holds 2% of SCG Israel Ventures LLC.

(8)	Date of start of tenure as director: September 19, 2007

Acted in the past as director of the company between October 11, 2005 and September 4, 2007.

(9)	Education and employment during the past five years and details of the corporations in which he serves as director:

BA Economics and Management, Tel Aviv University
MBA, School of Business, UCLA
Since 2001, President of Saban Capital Group.
Director of:
Saban Capital Group (f/k/a KSF Corporation.) (Inc. in Delaware, USA).
Broadcast Media Partners, Inc. (inc. in Delaware, USA).
Broadcast Media Partners Holdings (inc. in Delaware, USA).
Univision Communications (inc. in Delaware, USA).
Saban Music Group Inc. (inc. in California, USA).
SCG Investment Holdings (inc. in Delaware, USA).
Far East Innovative Investment B.V. (inc. in the Netherlands).

(10)	Related to an interested party in the Corporation: No

(11)	The Company views the director as having accounting and finance expertise.

* Adam Chesnoff holds 2.025% of SCG Israel Ventures LLC.

SCG Israel Ventures LLC holds 45% of the capital and 40.5% of the voting rights in Ap. Sab. Ar. Holdings Ltd. Ap. Sab. Ar. Holdings Ltd. holds 30.61% of the share capital of the Company (which is held in trust by Romema Investment Company Ltd.).

N.	(1)	Name: Kihara R. Kiarie	Passport number: 039101782

(2)	Date of Birth: May 16, 1974

(3)	Address: 10100 Santa Monica Blvd. Los Angeles, California 90067, U.S.A

(4)	Citizenship: American

(5)	Membership of Board of Directors Committees: Balance Sheet Committee

(6)	External Director: No

(7)	Employee of the corporation, a subsidiary, related company or interested party: Is an officer (director) of Saban Capital Group, a company which has indirect holdings in Ap. Sab. Ar. Holdings Ltd.

(8)	Date of start of tenure as director: November 24, 2005

(9)	Education and employment during the past five years and details of the corporations in which he serves as director:

B.A. in economics, Dartmouth College.
MBA, Harvard Business School.
1999-2001 – Associate at AEA Investors.
Director of:
2003-2006 – Saban Capital Group

(10)	Related to an interested party in the Corporation: No

O.	(1)	Name: Yoav Rubinstein	ID no. 16447153

(2)	Date of Birth: May 17, 1973

(3)	Address: Apartment 28, 2 Kehilat Venezia Street, Tel Aviv

(4)	Citizenship: Israeli

(5)	Membership of Board of Directors Committees: Chairman of Remuneration and Organization Committee, Balance Sheet Committee, Committee to Negotiate with Former CEO.

(6)	External Director: No

(7)	Employee of the corporation, a subsidiary, related company or interested party: The director is a consultant for Apax Partners.

(8)	Date of start of tenure as a director: June 21, 2006

(9)	Education and employment during the past five years and details of the corporations in which he serves as director:

BA Business Administration, Interdisciplinary Center
From 2009 – consultant for Apax Partners
From 2000 - Investment Manager, Apax Partners
Director of:
DBS Satellite Services (1998) Ltd.
Walla! Communications Ltd.
Yellow Green Finance & Investment Ltd
Purple Green Project & Investment Ltd
Ap. Sab. Ar. Holdings Ltd.
Ap. Sab. Ar. Cayman Ltd.
Genetrix

(10)	Related to an interested party in the Corporation: No

(11)	The Company considers the director to have accounting and financial expertise.

P.	(1)	Name: Elon Shalev	ID no. 050705276.

(2)	Date of Birth: July 26, 1951

(3)	Address: 70 Yehoshua Bin Nun Street, Tel Aviv.

(4)	Citizenship: Israeli

(5)	Membership of Board of Directors Committees: Audit Committee, Remunerations Organization & Administration Committee

(6)	External Director: No

(7)	Employee of the corporation, a subsidiary, related company or interested party: No

The director provides services to SCG Israel Ventures LLC which is a company indirectly controlled by Haim Saban.
Acted as a director of the Company in the past, between October 11, 2005 and March 8, 2006, and acted several times as an alternate director.

(8)	Date of start of tenure as a director: September 4, 2007

(9)	Education and employment during the past five years and details of the corporations in which he serves as director:

BA Political Science, Tel Aviv University.
Entrepreneur and Consultant
Director of:
Bezeq International Ltd.
DBS Satellite Services (1998) Ltd.
Shachal Medical Services Ltd. and its subsidiaries.
Logia Group Ltd. and its subsidiaries.

(10)	Related to an interested party in the Corporation: No

Q.	(1)	Name: Mordechai Keret25	ID no. 054759915.

(2)	Date of Birth: May 7, 1957

(3)	Address: 12 Hanurit Street, Tel Mond.

(4)	Citizenship: Israeli

(5)	Membership of Board of Directors Committees: Audit Committee, Security Committee

(6)	External Director: Yes

(7)	Employee of the corporation, a subsidiary, related company or interested party: No

(8)	Date of start of tenure as a director: February 4, 2010

(9)	Education and employment during the past five years and details of the corporations in which he serves as director:

B.A. in Accounting and Finance, Tel Aviv University
From 2002, CEO and owner of consulting and investment firm, Keret Management and Holdings.
7/2008-9/2009, Chairman, Board of Directors, Gmul Investment Company.
12/2007-7/2009, Director, Gmul Investment Company.
2007-2/2008, Chairman, Board of Directors, Multimatrix, Ltd.
2000-7/2007, Director, Shikun & Binui, Ltd.
1998-9/2007, Director, Gain Holdings, Ltd.
1993-2006, Senior Vice President CFO, Arison Investments, Ltd.
12/2007-7/2009, Director, Gmul Real Estate, Ltd.
Director of TIA Investments – external director, Priortech Ltd., ISSTA Lines, Ltd.

(10)	Related to an interested party in the Corporation: No

(11)	The Company considers the director to have accounting and financial expertise and an external director.

* Dr.  Yaniv – completed his tenure as a director on January 31, 2010.

25	The appointment of Mr. Keret was approved by the General Meeting of Shareholders on February 2, 2010, for a period of three years.

12.	Senior Officers of the Corporation

A.	(1)	Name: Abraham Gabbay	ID no. 59777920

(2)	Date of Birth: February 22, 1967

(3)	Date of Commencement of Office: November 14, 2007

(4)	Position in the Company: CEO

(5)	Is he an interested party or related to a senior officer or to any interested party: Yes Interested party in the Corporation by virtue of his service as Company CEO.

Education and business experience over the past five years:
MBA, Hebrew University
6/07-11/07 – Acting CEO of Bezeq, The Israel Telecommunications Corp. Ltd.
7/03-6/07 – CEO Bezeq International
11/00-6/03 – VP Economics and Strategy

B.	(1)	Name: Ran Guron	ID no. 024113268

(2)	Date of Birth: December 25, 1968

(3)	Date of Commencement of Office: January 9, 2006

(4)	Position in the Company: VP Marketing

(5)	Is he an interested party or related to a senior officer or to any interested party: No

(6)	Education and business experience over the past five years

BA Economics and Business Administration, Hebrew University
MBA, Hebrew University
2003-2005 VP Marketing, Barak
1997-2002 VP Marketing Business Sector, Cellcom

C.	(1)	Name: Alan Gelman	ID no. 015704307

(2)	Date of Birth: November 5,1955

(3)	Date of Commencement of Office: February 15, 2008

(4)	Position in the Company: CFO and Deputy CEO

Position in a subsidiary of the Company, in a related company or in an interested party of the Company:
Director of:
Pelephone Communications Ltd.
Walla! Communications Ltd.

(5)	Is he an interested party or related to a senior officer or to any interested party: No

(6)	Education and business experience over the past five years:

B A., Queens College, NY
MBA, Hofstra University, NY
Certified Public Accountant in Israel.
CPA in the State of NY
2006-2007 – CFO and Deputy CEO of Delek Group.
2001-2006 – CFO at Partner Communications Ltd.

D.	(1)	Name Malka Dror	ID no. 056524358

(2)	Date of Birth: July 7, 1960

(3)	Date of Commencement of Office: June 28, 2007

(4)	Position in the Company: Chief Internal Auditor

(5)	Is she an interested party or related to a senior officer or to any interested party: No

(6)	Education and business experience over the past five years

BA Economics, Hebrew University
CISA qualification for the position of Controller of Computer Systems
Course in auditing and information systems security
Course in information systems analysis
6/07-8/06 acting internal auditor
12/04-8/06 - Manager, Audit Department and Deputy Internal Auditor – Bezeq.

E.	(1)	Name Guy Hadas	ID no. 029654472

(2)	Date of Birth: September 8, 1972

(3)	Date of Commencement of Office: December 9, 2007

(4)	Position in the Company: Company spokesperson

(5)	Is he an interested party or related to a senior officer or to any interested party: No

(6)	Education and business experience over the past five years

BA Economics and Media, Hebrew University
MBA Tel Aviv University
2002 – 2007 – Globes [Israeli financial newspaper] journalist

F.	(1)	Name: Itamar Harel	ID no. 028054666

(2)	Date of Birth: October 18, 1970

(3)	Date of Commencement of Office: October 25, 2007

(4)	Position in the Company: VP, Manager of Private Division

(5)	Is he an interested party or related to a senior officer or to any interested party: No

(6)	Education and business experience over the past five years

BA Economics and Business Administration, Hebrew University
2002-2007 – Manager of Private Marketing Department and Manager of Private and Medium and Small Business Sales and Services Department at Bezeq

G.	(1)	Name: Linor Yochelman	ID no. 032037939

(2)	Date of Birth: February 11, 1975

(3)	Date of Commencement of Office: August 19, 2007

(4)	Position in the Company: Company Secretary

Position in a subsidiary of the Company, in a related company or in an interested party of the Company:
Company secretary of subsidiaries: Bezeq International Ltd.; Bezeq Online Ltd.; Bezeq Zahav Holdings Ltd.

(5)	Is she an interested party or related to a senior officer or to any interested party: No

(6)	Education and business experience over the past five years

BA Business Administration, Interdisciplinary Center, Herzliya
LLB, Interdisciplinary Center, Herzliya.
2005-2007 Company secretary of The Phoenix Holdings Ltd.
2002-2005 – Assistant to Chief Judge of the Local Court, Tel Aviv.

H.	(1)	Name: Ehud Mezuman	ID no. 052176336

(2)	Date of Birth: February 17, 1954

(3)	Date of Commencement of Office: October 25, 2007

(4)	Position in the Company: VP Human Resources

(5)	Is he an interested party or related to a senior officer or to any interested party: No

(6)	Education and business experience over the past five years:

3 years studies at Tel Aviv University – Social Sciences (no degree)
2005-2007 – Deputy VP Human Resources and Director of Management Development Department
2001-2005 – Director of Management Development & Training Department, Bezeq.

I.	(1)	Name: Dudu Mizrachi	ID no. 024810368

(2)	Date of Birth: January 28, 1970

(3)	Date of Commencement of Office: June 28, 2007

(4)	Position in the Company: VP Economics & Budgets

(5)	Is he an interested party or related to a senior officer or to any interested party: No

(6)	Education and business experience over the past five years

BA Economics, Hebrew University
2000-2007 – Director of Regulations Department at Bezeq

J.	(1)	Name: Amir Nachlieli	ID no. 23012313

(2)	Date of Birth: May 30, 1967

(3)	Date of Commencement of Office: January 1, 2009

(4)	Position in the Company: VP Legal Advice

(5)	Is he an interested party or related to a senior officer or to any interested party: No

(6)	Education and business experience over the past five years

2007 – 2008 – Legal adviser to Colmobil Ltd.
2005 – 2006 – YaGusa Technology business development
2002 – 2004 – Legal adviser to Bezeq International (on behalf of Yossi Levi and Co. Law Office)
1995 – 2004 – Partner and lawyer in Yossi Levi and Co. Law Office
MBA (expanded major in Finance), Tel Aviv University
BA Economics, Hebrew University
LLB, Hebrew University

K.	(1)	Name: Danny Oz	ID no. 054299953

(2)	Date of Birth: June 16, 1956

(3)	Date of Commencement of Office: September 1, 1998

(4)	Position in the Company: Accountant and Deputy CFO.

(5)	Is he an interested party or related to a senior officer or to any interested party: No

(6)	Education and business experience over the past five years:

BA Economics & Accounting, Hebrew University, Certified Public Accountant’s License.
EMBA – Integrative Administration, Hebrew University
Since September 1998 – Company Accountant

L.	(1)	Name: Yaakov Paz	ID no. 058610999

(2)	Date of Birth: October 21, 1963

(3)	Date of Commencement of Office: November 1, 2007

(4)	Position in the Company: VP, Manager of Business Division

(5)	Is he an interested party or related to a senior officer or to any interested party: No

(6)	Education and business experience over the past five years

Since 2006 – Chairman of board of directors of Alcatel Telecom Israel Ltd.
2006 – CEO, DoubleU Advanced Mobile Solutions
2002-2006 – CEO and Chairman of Alcatel Telecom Israel Ltd.

M.	(1)	Name: Sharon Fleischer Ben Yehuda	ID no. 028531648

(2)	Date of Birth: April 25, 1971

(3)	Date of Commencement of Office: June 1, 2006

(4)	Position in the Company: VP Regulation

(5)	Is she an interested party or related to a senior officer or to any interested party: No

(6)	Education and business experience over the past five years

BA Political Science, Hebrew University
MA Public Policy and Administration, Hebrew University
Until May 31, 2006 – VP Regulation at Pelephone Communications Ltd.
2001-2005 – Manager, Regulation and Government Relations Department, Pelephone Communications Ltd.
1995-2001 – Senior Adviser to Director General at Ministry of Communications.

N.	(1)	Name: Eli Frank	ID no. 053337739

(2)	Date of Birth: July 6, 1955

(3)	Date of Commencement of Office: September 19, 2006

(4)	Position in the Company: VP Information Systems

(5)	Is he an interested party or related to a senior officer or to any interested party: No

(6)	Education and business experience over the past five years

MBA, Tel Aviv University
BA Mathematics and Computer Science, Bar Ilan University.
Professional qualifications (Programming, Systems Analysis, etc.) Mamram [IDF Central Computing Facility]
Since 2004, information strategy and management consultant (freelance)
12/03-6/04 – VP and Department Manager Ness Information Technology Services Group
1999-2003 –VP CRM Systems Supply and Billing Division, Amdocs

O.	(1)	Name: Yuval Keinan	ID no. 032089245

(2)	Date of Birth: February 23, 1975

(3)	Date of Commencement of Office: August 1, 2007

(4)	Position in the Company: VP Engineering and Networks Division

(5)	Is he an interested party or related to a senior officer or to any interested party: No

(6)	Education and business experience over the past five years:

BA Computer Science, Merci College
2005-2007 – VP Information Technologies (Engineering and Information Systems) at Bezeq International Ltd.
2003-2005 – Director, Engineering Operations, Bezeq International Ltd.

P.	(1)	Name: Eyal Kamil	ID no. 057248999

(2)	Date of Birth: August 30, 1961

(3)	Date of Commencement of Office: December 05, 2006

(4)	Position in the Company: VP Operations & Logistics

(5)	Is he an interested party or related to a senior officer or to any interested party: No

(6)	Education and business experience over the past five years

BA, Industrial Engineering & Management, Tel Aviv University
MBA, Tel Aviv University
2005 – December 4, 2006 – Manager, Change Administration, Bezeq.
2001-2005 – Manager, Organization and Methods Department, Pelephone Communications Ltd.

Pelephone Communications Ltd.

Q.	(1)	Name: Gil Sharon	ID no. 058381351

(2)	Date of Birth: September 12, 1963

(3)	Date of Commencement of Office: October 11, 2005

(4)	Position in the Company: CEO of the subsidiary Pelephone Communication Ltd.

(5)	Is he an interested party or related to a senior officer or to any interested party: No

(6)	Education and business experience over the past five years:

BA Economics and Business Management, Hebrew University
MBA Tel Aviv University
2001 – 2005 Deputy CEO Pelephone Communication Ltd.

Bezeq International Ltd.

R.	(1)	Name: Yitzhak Benvenisti	ID no. 059146415

(2)	Date of Birth: January 21, 1965

(3)	Date of Commencement of Office: November 11, 2007

(4)	Position in the Company: CEO of the subsidiary Bezeq International Ltd.

(5)	Is he an interested party or related to a senior officer or to any interested party: No

(6)	Education and business experience over the past five years:

BA, Economics, Hebrew University
MBA, Finance and Marketing, Hebrew University
May – November 2007 – acting CEO Bezeq International Ltd.
2003 – 2006 – Hewlett – Packard Israel – director and CEO of the personal computer and distribution channel division

*
Following the decision of the Supreme Court on August 20, 2009, prohibiting the Company from exercising options that would increase its holdings to more than 50% of the shares in DBS Satellite Services (1998) Ltd. (hereinafter, “Yes”). As result of the ruling Yes is, therefore, no longer included in the Company’s financial statements and the Company no longer reports on Ron Eilon, the CEO of Yes, as an officer in the Company.

The Corporation has no independent signatories.

Following are the names of the senior officers who completed their term of service during the course of 2009 and by the date of publication of the periodic report for 2009:

Director:

Eyal Yaniv’s tenure as an External Director ended on January 31, 2009.

13.	The Auditors of the Corporation

Someck Chaikin – Certified Public Accountants (Isr.)

Address: 17 Ha’Arba’a Street

Millennium Tower KPMG

Tel Aviv   64739

Tel: 03-684-8000

14.	Change in the Memorandum or Articles of Association

On February 4, 2010 articles 85.1, 88 and 103.1 were amended as set forth in section 16.4 below. The amendment of article 103.1 is yet to take effect.

15.	Recommendations and Resolutions of the Directors Before the General Meeting and their Resolutions which are not Subject to the Approval of the General Meeting

15.1
March 23, 2009 – (a)  to recommend to the General Meeting of shareholders of the Company to pay the shareholders of the Company a cash dividend in the total sum of NIS 792 million; (b) to recommend that the General Meeting of shareholders of the Company approve the employment conditions of Mr. Yehuda Porat, in accordance with the employment agreement dated October 29, 2007 and up dated on March 17, 2008 and to approve a bonus for Mr. Porat for 2008 totaling NIS 85,000, for compliance with targets and the manager’s recommendation; (c) to recommend that the General Meeting of shareholders of the Company to approve the a bonus totaling NIS 3,244,935 (which is approximately 150% of his annual salary) for Mr. Shlomo Rodav, Chairman of the Board of Directors, which was approved by the General Meeting of the Company on June 1, 2008.

15.2	August 4, 2009 – to recommend to the General Meeting of shareholders of the Company to pay the shareholders of the Company a cash dividend in the total sum of NIS 1,149 million.

15.3	Regarding extraordinary transactions, see section 17, below.

16.	Resolutions of a Special General Meeting

16.1	Approval for paying a cash dividend in the total sum of NIS 792 million. (Resolution of May 3, 2009).

16.2	Approval for paying a cash dividend in the total sum of NIS 1,149 million. (Resolution of September 2, 2009).

16.3	Approval of appointment and conditions of office of Mr. Mordechai Keret as external director for a period of three years (Resolution of February 4, 2010).

16.4	On February 4, 2010 articles 85.1, 88 and 103.1 were amended as follows:

16.4.1
At the end of Regulation 85.1, the following words will be added: “Despite the abovementioned, the directors currently serving may, at any time, appoint as a director any person who is suitable to be appointed a director in accordance with Section 224A of the Companies Law, in order to fill a place that becomes vacant for any reason and in order to add members to the Board of Directors, as long as the number of directors at one time does not exceed the number stated above. A director appointed according to this section will serve for a period of no more than 90 days from his appointment or until the next regular General Meeting when he can be elected.”

16.4.2
Regulation 88 will be changed and replaced by the following text: “The Board of Directors of the Company may continue working even if there is a vacancy on the board as long as the number of directors does not drop below the minimum. The remaining directors may act in order to appoint additional directors as stated in the last section of Regulation 85.1 and/or in order to convene at the earliest possible time a General Assembly for the purpose of appointing additional directors. During the interim period, until additional directors are appointed as stated, the Board of Directors may act for any purpose that is critical in urgent for the company’s benefit but not for other purposes.”

16.4.3	Regulation 103.1 of the regulations will be changed. Instead of the words “three classified Directors” it will now read, “up to four classified Directors.”

*
In accordance with Regulation 148 of the company’s regulations, amendment to this regulation requires prior written approval of the Minister of Communications and it will become valid after his approval is received.

17.	Transactions Requiring Special Approval

17.1	On March 23, 2009 –

The Board of Directors approved the grant of bonuses for 2008 to the chairman of the Board of Directors and the CEO of Pelephone Communication Ltd. and the CEO of Bezeq International Ltd. as set forth in section 7A above and also the grant of bonuses to VP Marketing, VP Economics, and VP Engineering and Network.

17.2	On December 31, 2009 –

The Board of Directors approved adoption of the Executive Retention plan for senior manages of the Group (the CEO of the Company, CEO of Pelephone and CEO of Bezeq International) as described in the immediate report of the Company on that date. According to this plan, each one the aforementioned CEOs will be given a retention grant equal to nine month’s salary and their option plans were amended so that in event of termination (but not resignation) within one year (instead of six months) after the change in control, the vesting of options that have not vested yet at the time of his termination will be accelerated.

17.3	On March 2, 2010 –

The board of directors approved the grant of bonuses for 2009 to the chairman of the board of directors and the CEO of Pelephone Communication Ltd. and the CEO of Bezeq International Ltd. as set forth in section 7A above and also the grant of bonuses to VP Private Division (NIS 410,000(, VP Economics (NIS 410,000), VP Human Resources (NIS 370,000) and VP Engineering and Network (NIS 370,000).

18.	Liability Insurance for Directors and Officers and Indemnities Obligation for Officers

Insurance

A resolution from May 16, 2005 regarding approval of the exercise of an option for the purchase of a run-off policy covering the liability of Company officers by virtue of which a run-off insurance policy was issued covering the liability of officers who served in the Company until the date of transfer of control, October 11, 2005, for a period of seven years from said date.

Resolution of August 3, 2005 regarding the extension of an officers’ insurance policy including the run off option, for a period of up to four months.

Resolution of December 26, 2007 regarding approval of the “framework agreement” for the company’s contracting in the ordinary course of its business in future insurance policies to cover the liability of directors and officers, as may be applicable from time to time, including directors and officers of companies in which the Company holds 50% or more, officers acting for the Company in companies in which the Company less than 50% and senior employees who are not officers regarding administrative acts done by them all via a “framework transaction” as defined in the Companies (Relief in Transactions with Interested Parties) Regulations, 5760-2000, at an annual premium in the sum of up to $510,000 plus a sum of up to 20% of the aforesaid premium for the sum of the current insurance premium.

Resolution of December 10, 2009, regarding the extension of a liability insurance policy for Company officers as part of a “framework agreement” which was approved by the General Meeting of Company shareholders on December 26, 2007, all from November 1, 2009 through October 10, 2010 (with the option of extending the policy until October 31, 2010 at no extra cost as required by law) . The liability ceiling of $100 million per claim and total for the entire insurance year. In addition, a liability ceiling of $20 million per claim and total claims for the insurance period for legal expenses in Israel alone. Liability ceiling for subsidiaries – up to $50 million (as part of the aforesaid liability ceiling). Total annual premium for the policy $313,650.

Resolution on January 28, 2010 regarding approval of purchase of insurance policies to cover liability of officers of the Company, as part of the “framework agreement” which was approved by the General Meeting of Company shareholders on December 26, 2007, from the date on which the regular directors and officers liability ends (the date on which control is transferred from Ap. Sb. Ar. Holdings, Ltd. to Smile 012 Communications, Ltd. as described in the immediate notification that the Company issued on January 31, 2010 on convening of the General Meeting) until  October 10, 2010. The limit of liability up to $50 million per claim and total for the insurance year. In addition, limitation of liability to $10 million per claim and for the entire period of the insurance for legal costs in Israel only. Liability ceiling for subsidiaries – half of the aforementioned amounts (as part of the aforementioned annual limitation). The total annual premium for the policy $188,500. It is clarified that this policy will replace the existing insurance policy which was approved by the Board of Directors on December 12, 2009.

Resolution on January 28, 2010 regarding conversion of the insurance policies that covered liability of officers of the Company into a run-off policy, as of the date on which control is transferred from Ap. Sb. Ar. Holdings, Ltd. to Smile 012 Communications, Ltd. (if the transfer of control is completed) and for a period of seven years from that date (the date on which control is transferred from Ap. Sb. Ar. Holdings, Ltd. to Smile 012 Communications, Ltd. as described in the immediate notification that the Company issued on January 31, 2010 on convening of the General Meeting). The limit of liability up to $50 million per claim and total for the insurance period. In addition, limitation of liability to $10 million per claim and for the entire period of the insurance for legal costs in Israel only. Liability ceiling for subsidiaries – half of the aforementioned amounts (as part of the aforementioned annual limitation). The total annual premium for the policy $380,500. This insurance is conditional on approval of the General Meeting that is expected to be convened on March 8, 2010.

Indemnification Obligation

A resolution of January 17, 2007 concerning approval of the granting of an undertaking to indemnify in accordance with the Note to an undertaking to indemnify for each Company officer in respect of any liability or expense imposed on him by actions taken in his capacity as a Company officer (including his actions in subsidiaries), is within the limits laid down by the Companies Law.  The amount of indemnification is capped at 25% of the Company’s share capital as it shall be when the indemnification is granted.  The undertaking to indemnify shall apply to a list of types of occurrences which is attached to the Note to an undertaking to indemnify which is attached to the immediate report concerning the convening of a General Meeting to approve the granting of an indemnification commitment. During 2007 – 2008 and until the date of publication of this report, grant of indemnification was also approved for new officers who joined the Company.

It should be noted that in the past, the Company granted indemnity to officers in the following areas:

A.	An advance undertaking to indemnify for any expense or financial liability which is imposed on an officer following a proceeding filed against him in respect of the Company's prospectus from May 2004.

B.
An advance undertaking to indemnify Company officers who served in the Company at the time the undertaking to indemnify was made or who were in office during the seven years preceding that date, for any expense or financial liability imposed on an officer due to a claim by a shareholder who held, at any time during the fours years preceding the date on which the undertaking to indemnify was given, 15% and more of the issued share capital of the Company.

C.
An undertaking to indemnify to Company officers who served in the Company at the time an undertaking to indemnify was made or who were in office during the seven years preceding that date, to grant a loan for financing reasonable litigation expenses in a proceeding in which an officer is sued by another person, including a derivative action. The loan will become a grant if a competent court does not impose liability on the officer in a rule absolute.

D.
The grant of an undertaking to officers that the insurance cover for events covered by an officers’ insurance policy, which the Company purchased in July 2003, will be maintained for seven years, provided that the cost of the insurance premium is reasonable.

E.
An undertaking to indemnify from April 6, 2005 for financial liability imposed on Company officers for reasonable litigation expenses incurred by them in all matters pertaining directly or indirectly to a sale of State holdings in the Company.

F.
An undertaking from May 16, 2005 to indemnify Company offers who were in office during the seven years preceding the date of completion of the sale of the controlling core of the Company to Ap. Sb. Ar.

Date	Bezeq The Israel Telecommunication Corp. Ltd.

Names and titles of signatories:

Shlomo Rodav – Chairman of the Board

Abraham Gabbay, CEO